Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

WESTELL TECHNOLOGIES, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

FIRST: Article FIFTH of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to add the following paragraph at the end of Article FIFTH:

(18) Reverse Stock Split. Upon the effectiveness of the Certificate of Amendment of the Amended and Restated Certificate of Incorporation adding this paragraph (the "Effective Time"), each four (4) shares of the Corporation’s Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), and four (4) shares of the Corporation's Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Class A Common Stock and Class B Common Stock, respectively, without any further action by the Corporation or the holder thereof. No fractional shares shall be issued. In lieu thereof, cash shall be distributed to each stockholder of the Company who would otherwise have been entitled to receipt of a fractional share of Class A Common Stock or Class B Common Stock and the amount of cash to be distributed shall be based upon the average closing price of a share of Class A Common Stock on the NASDAQ Capital Market or other primary trading market for the Class A Common Stock for the five trading days immediately preceding the Effective Time of this Certificate of Amendment. Each certificate that immediately prior to the Effective Time represented shares of Class A Common Stock or Class B Common Stock, as the case may be (the “Old Certificates”), shall thereafter represent that number of shares of Class A Common Stock or Class B Common Stock, as the case may be, into which the shares of Class A Common Stock or Class B Common Stock, as the case may be, represented by the Old Certificates shall have been combined (as well as the right to receive cash in lieu of fractional shares as set forth above).

This Certificate of Amendment does not change the number of authorized shares of the Corporation's Class A Common Stock or Class B Common Stock, nor does it change the par value of either class.

SECOND: This Certificate of Amendment shall become effective on June 7, 2017 at 5:00 p.m.

THIRD: This Certificate of Amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware by the stockholders of the Company entitled to vote.

IN WITNESS WHEREOF, WESTELL TECHNOLOGIES, INC. has caused this Certificate of Amendment to be signed by its duly authorized officer this 30th day of May 2017.

WESTELL TECHNOLOGIES, INC.

By:	/s/ Thomas P. Minichiello
Thomas P. Minichiello
Senior Vice President, Chief Financial Officer, Treasurer and Secretary